Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com

December 22, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Laura Nicholson, Special Counsel, Office of Transportation and Leisure

Re:	Genius Brands International, Inc. Registration Statement on Form S-1 Filed November 20, 2017 File No. 333-221683

Ladies and Gentlemen:

We are submitting this letter on behalf of Genius Brands International, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 12, 2017 (the “Comment Letter”) from Ms. Laura Nicholson, Special Counsel, Office of Transportation and Leisure, to Andy Heyward, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company filed with the Commission on November 20, 2017 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comments and the heading used in the Comment Letter.

Selling Security Holders

1.	Please revise your selling security holders table on page 19 to clarify the number of shares beneficially owned prior to the offering. For example, if the number of shares of common stock beneficially owned prior to the offering does not include the shares of common stock being offered under this registration statement, please provide related clarifying disclosure in this section.

Response: We have revised the selling security holders table in Amendment No. 1 to clarify the number of shares beneficially owned prior to the offering, including the addition of language to footnote (2) that states that such amount includes all of the shares of common stock issuable upon exercise of the warrants being offered for resale pursuant to this prospectus.

2.	In addition, please revise your selling security holders table to clarify the number of shares of common stock beneficially owned after the offering. In that regard, it appears that you have included the shares of common stock to be offered in this registration statement in the column “Number of Shares of Common Stock Beneficially Owned After Offering.” It is also not clear how the information in such column relates to the information under the column “Number of Shares of Common Stock Underlying Options or Warrants Beneficially Owned After Offering.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

December 22, 2017

Response: We have revised the selling security holders table in Amendment No. 1 to clarify the number of shares of common stock beneficially owned after the offering. Such amounts do not include the shares of common stock to be offered for resale pursuant to the Registration Statement. In addition, we have deleted the column titled “Number of Shares of Common Stock Underlying Options or Warrants Beneficially Owned After Offering” as it is not relevant information.

Incorporation of Certain Documents by Reference

3.	We note that you have incorporated by reference the filings listed on page 28 as well as any documents that you file with the SEC under Sections 13(a), 13(c), 14 or 15(d) after the date of the prospectus until the termination of the offering. However, it appears that you do not satisfy General Instruction VII.D.1(c) of Form S-1 and are, therefore, ineligible to use incorporation by reference in your registration statement on Form S-1. In that regard, incorporation by reference is not available for registrants that during the past three years were issuers for offerings of penny stock as defined in Rule 3a51-1 of the Exchange Act. Please revise accordingly or advise.

Response: In response to the Staff’s comment, we recalculated the net tangible assets of the Company as of December 31, 2014 and have concluded that it was less than $2 million. Accordingly, the Company is currently ineligible to use incorporation by reference in the Registration Statement and has removed the language pertaining to incorporation by reference and revised Amendment No. 1 to include all information required by Form S-1.

Signatures

4.	Please revise the second half of your signature page to include the signature of your principal accounting officer or controller. To the extent any of the listed signatories are also signing in either of the aforementioned capacities, please revise to clarify. Refer to Instructions 1 and 2 to Signatures on Form S-1.

Response: We have revised the signature page to add “Principal Accounting Officer” under the signature of the Company’s Chief Financial Officer.

*       *       *       *       *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6732 or jschultz@mintz.com with any comments or questions regarding Amendment No. 1 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey Schultz
Jeffrey Schultz

cc:	Genius Brands International, Inc.
Andy Heyward, Chief Executive Officer
Rebecca D. Hershinger, Chief Financial Officer
Gregory B. Payne, Chief Operating Officer and Executive Vice President – Legal/Business Affairs